Ex-(a)(5)(iii)

Nuveen Preferred and Income 2022 Term Fund Announces Preliminary Results of Tender Offer

NEW YORK, February 18, 2022 – Nuveen Preferred and Income 2022 Term Fund (NYSE: JPT) announced the preliminary results of a tender offer.

As previously announced, the fund conducted a tender offer allowing shareholders to offer up to 100% of their common shares for repurchase for cash at a price per share equal to 100% of the net asset value per share determined on the date the tender offer expired. The tender offer expired on February 17, 2022 at 5:00 p.m. Eastern time.

Based on preliminary information, 2,419,994 common shares were tendered, representing approximately 35% of the fund’s common shares outstanding. These figures do not include shares tendered through notice of guaranteed delivery.

The completion of the fund’s tender offer is subject to certain conditions, including that the aggregate net assets of the fund must equal or exceed $70 million as of the expiration date of the tender offer, taking into account the amounts that would be paid to shareholders who have properly tendered their shares. If the fund’s net assets after the tender offer would be less than $70 million, the tender offer will not be completed and no common shares will be repurchased.

The fund currently anticipates the satisfaction of all tender offer conditions and a successful completion of the tender offer and expects to announce the final results of the offer on February 24, 2022. Accordingly, the fund intends to implement the restructuring described in the fund’s proxy statement dated October 20, 2021 and in the offer to purchase relating to the tender offer.

Nuveen is a leading sponsor of closed-end funds (CEFs) with $66 billion of assets under management across 58 CEFs as of 31 December 2021. The funds offer exposure to a broad range of asset classes and are designed for income-focused investors seeking regular distributions. Nuveen has more than 30 years of experience managing CEFs.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Financial Professionals:

800-752-8700

Investors:

800-257-8787

Media:

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $1.3 trillion in assets under management as of 31 Dec 2021 and operations in 27 countries. Its investment specialists offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

FORWARD-LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments;

•	the satisfaction of conditions for completing the tender offer; and

•	other additional risks and uncertainties.

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds.

EPS-2042694PR-E0222X

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